Exhibit 99.4

NOTICE REGARDING USE OF NOTICE-AND-ACCESS PROCEDURES FOR ANNUAL GENERAL MEETING MATERIALS

You are receiving this notification as Seabridge Gold Inc. (the “Corporation”) has decided to use the notice-and-access procedures for the delivery of meeting materials to its shareholders in respect of its annual general meeting of shareholders to be held on June 25, 2025 (the “Meeting”).

Under notice-and-access, instead of receiving paper copies of the Corporation’s management proxy circular for the Meeting (the “Circular”), shareholders are receiving this notice with information on how they may access the Circular electronically. However, together with this notice, shareholders as of May 5th, 2025, the record date of the Meeting, continue to receive a Notice of Meeting and a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs in respect of the Meeting.

Meeting Date And Location

WHEN:	Wednesday, June 25, 2025	WHERE:	The Albany Club
	4:30 p.m. (EDT)		91 King Street East
Toronto, Ontario, Canada M5C 1G3

Shareholders Will Be Asked To Consider And Vote On The Following Matters:

  FIX THE NUMBER OF DIRECTORS: To fix the number of directors of the Corporation at ten. See the section entitled “Business of the Meeting – Number of Directors and Election of Directors” in the Circular.

  ELECTION OF DIRECTORS: To elect directors of the Corporation for the ensuing year. See the section entitled “Business of the Meeting – Number of Directors and Election of Directors” in the Circular.

  APPOINTMENT OF AUDITOR: To appoint KPMG LLP as auditors of the Corporation for the ensuing year. See the section entitled “Business of the Meeting - Appointment and Remuneration of Auditor” in the Circular.

  AUDITORS’ REMUNERATION: To authorize the directors to fix the auditors remuneration. See the section entitled “Business of the Meeting – Appointment and Remuneration of Auditor” in the Circular.

  APPROVE THE ADOPTION OF A NEW BY-LAW: To approve, by ordinary resolution, the repeal of the previous By-Laws of the Corporation and confirm the adoption of the new By-Law of the Corporation. See the section entitled “Business of the Meeting – Adoption of the New By-Law” in the Circular.

  ADVISORY VOTE ON EXECUTIVE COMPENSATION: To approve, on an advisory basis, the executive compensation approach of the Corporation. See the section entitled “Business of the Meeting - Advisory Resolution on Executive Compensation” in the Circular.

  OTHER MATTERS: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Proxy Solicitation and Voting - Voting by Proxy” section of the Circular.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com

Websites Where Meeting Materials Are Posted

The Circular and the Corporation’s audited annual financial statements being placed before the Meeting and related MD&A can be viewed online under the Corporation’s profile at www.sedarplus.ca (Canada) or at www.sec.gov (United States), or under the Investors – Financials & Reports tab on the Corporation’s website at www.seabridgegold.com.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR PRIOR TO VOTING.

How To Obtain Paper Copies Of The Meeting Materials

Shareholders may request paper copies of the Circular be sent to them by postal delivery at no cost to them. Requests for the Circular may be made up to one year from the date the Circular was filed on www.sedarplus.ca:

  in the case of Registered Shareholders, before the date of the Meeting, by telephone at 1-866-962- 0498 and by entering the 15-digit control number located on the form of proxy and following the instructions.

  in the case of Non-Registered Shareholders (or Beneficial Holders), before the date of the Meeting, by telephone at 1-877-907-7643 (North America) and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions.

  in either case, after the date of the Meeting, by contacting the Corporation by telephone at 1-416- 367-9292 or by e-mail at info@seabridgegold.com.

Requests for paper copies should be made as soon as possible but must be received by at least June 3, 2025 at 4:30 p.m. (EDT) in order to receive the Circular in advance of the proxy deposit date and Meeting. A Circular will be sent to such shareholders within three business days of a request if such request is made before the Meeting.

Unless you request a paper copy in the manner described above, the Corporation will deliver paper copies only to those shareholders who elected to receive a paper copy of the Corporation’s meeting materials by ticking the appropriate box in the form of proxy or voting instruction form provided to them in respect of last year’s annual general meeting. This election only applies to the meeting materials for this year and expires after the Meeting unless the shareholder elects to receive paper copies again this year.

Return Of Proxy Or Voting Instruction Form

You will receive either a Form of Proxy or a Voting Instruction Form with this Notice which allows you to appoint a proxyholder to represent you at the Meeting and to direct your proxyholder how to vote at the Meeting on your behalf. (You may appoint yourself as proxyholder if you wish to attend in person and vote.) You may vote by returning the Form of Proxy or the Voting Instruction Form by mail, or providing your instructions by telephone or the internet. The Form of Proxy or the Voting Instruction Form provides the phone or facsimile number, website and mailing address to use to return your Form of Proxy or Voting Instruction Form. A more detailed explanation of how to vote appears in the Section entitled “Proxy Solicitation and Voting” under the headings “Appointment of Proxyholder”, “Voting by Proxy”, “Completion and Return of Proxy” and “Non-Registered Holders” in the Circular. Registered Holders are asked to return their proxies, and Beneficial Holders are asked to return their voting instruction forms not later than 4:30 p.m. (EDT) on June 23, 2025.

Questions About Notice-And-Access

Registered Shareholders and Non-Registered (Beneficial) Holders can call toll free in North America 1-866-964-0492. No control number is required.